Exhibit 3.ii

Amendment to Bylaws

Article Three, Section B is amended to read as follows:

Section B.  Eligibility.  No person shall be eligible for election or reelection as a director after having attained the age of seventy-two prior to or on the day of election or reelection.  A director who attains the age of seventy-two during his or her term of office shall be eligible to serve only until the annual meeting of shareholders of the corporation next following such director’s seventy-second birthday, or until his or her successor is elected and qualified.